UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 21, 2011

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FIRST MIDWEST BANCORP, INC.
FORM 8-K
December 22, 2011

Item 8.01 Other Events.

On December 21, 2011, First Midwest Bancorp, Inc. (the “Company”) repurchased in full from the United States Department of the Treasury (“Treasury”) the warrant (the “Warrant”) to purchase 1,305,230 shares of the Company’s common stock that was issued by the Company to the Treasury pursuant to the Treasury’s Capital Purchase Program. The purchase price paid by the Company to the Treasury for the Warrant was $900,000. A press release announcing the repurchase is attached hereto as Exhibit 99.1.

Financial Statements and Exhibits.

99.1	Press Release dated December 22, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

First Midwest Bancorp, Inc.
(Registrant)

Date: December 22, 2011

/s/ CYNTHIA A. LANCE
By: Cynthia A. Lance
Executive Vice President and
Corporate Secretary

 First Midwest Bancorp, Inc.

News Release

First Midwest Bancorp, Inc.
One Pierce Place, Suite 1500
Itasca, Illinois 60143-9768
(630) 875-7450

FOR IMMEDIATE RELEASE

CONTACT: **Paul Clemens (Investors)**
EVP and Chief Financial Officer
First Midwest Bancorp, Inc.
(630) 875-7347
paul.clemens@firstmidwest.com

TRADED: **NASDAQ Global Select Market**

SYMBOL: **FMBI**

James M. Roolf (Media)
SVP
First Midwest Bancorp, Inc.
(815) 774-2071
jim.roolf@firstmidwest.com
www.firstmidwest.com

FIRST MIDWEST BANCORP, INC. REPURCHASES WARRANT
FROM U.S. TREASURY

ITASCA, IL, December 22, 2011 – First Midwest Bancorp, Inc. ("First Midwest" or the "Company") **(NASDAQ NGS: FMBI)** announced today that it has repurchased the warrant the Company issued to the United States Department of the Treasury ("Treasury") as a part of the Capital Purchase Program ("CPP"). First Midwest and the Treasury agreed upon a repurchase price of $900,000 for the warrant, which had entitled the Treasury to purchase approximately 1.3 million shares of First Midwest common stock.

On November 28, 2011, the Company announced that it repurchased all of the Company's $193 million of Series B Cumulative Perpetual Preferred Stock that was sold to the Treasury under the CPP. As a result of the warrant repurchase, the Company has repurchased all securities issued to the Treasury under the CPP.

About the Company

First Midwest, with assets of 8.4 billion, is the premier relationship-based banking franchise in the dynamic Chicagoland banking market. As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of business, retail banking and trust and investment management services through some 100 offices located in communities in metropolitan Chicago, northwest Indiana, central and western Illinois and eastern Iowa. First Midwest was recently recognized as having the "Highest Customer Satisfaction with Retail Banking in the Midwest" according to the J.D. Power and Associates 2011 Retail Banking Satisfaction StudySM. Additionally, First Midwest has been recognized by the Chicago Tribune for the second straight year as one of the top 20 best places to work in Chicago among large employers.

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